UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-32667

Sprott Resource Lending Corp.
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated April 1, 2013
99.2	Amended and Restated Management Services Agreement
99.3	Amended and Restated Partnership Agreement of Sprott Resource Lending Partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Resource Lending Corp.
(Registrant)

Date: April 1, 2013	By:	/s/ Sarah-Jane Martin
	Name:	Sarah-Jane Martin
	Title:	Corporate Secretary